

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2012

<u>Via E-mail</u>
Paul A. Scoff
Vice President, General Counsel and Secretary
Sprague Resources LP
c/o Sprague Energy Corp.
Two International Drive, Suite 200
Portsmouth, New Hampshire 03801

> **Re:** **Sprague Resources LP**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed March 23, 2012**
> **File No. 333-175826**

Dear Mr. Scoff:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1

General

1. We note your response to prior comment 6 from our letter dated September 30, 2011. Please expand your disclosure to provide more detail supporting your ability to make cash distributions on a quarterly basis. As part of such disclosure, include support for your statement at page 57 that to the extent there is a shortfall during any quarter in the forecast, you believe you would be able to make working capital borrowings to pay distributions in such quarter.

The Partnership Agreement, page 181

2. Several lawsuits are currently challenging the validity of choice of forum provisions in certificates of incorporation. Please disclose that although you have included a choice of forum clause in your partnership agreement, it is possible that a court could rule that such provision is inapplicable or unenforceable.

Unaudited Pro Forma Consolidated Financial Statements

Unaudited Pro Forma Consolidated Balance Sheet, page F-3

3. There appears to be a typographical error related to pro forma adjustment (e) for accumulated other comprehensive loss, net of tax. It appears to be related to the description for adjustment (c) in Note 2. Please revise.

Unaudited Pro Forma Consolidated Statement of Income, page F-4

4. It appears that the letters in the pro forma adjustment column do not correspond to the pro forma adjustments described in Note 2. Please revise.

Sprague Operating Resources LLC (Predecessor)

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1 – Description of Business and Summary of Significant Accounting Policies, page F-14

5. We note your disclosure stating Sprague Operating Resources LLC ('the Predecessor") will distribute to a wholly owned subsidiary of Sprague Resources Holdings LLC certain assets, including among others, accounts receivable in an amount equal to the net proceeds of the offering and its 50% equity investment in Kildair, which will not be a part of the Predecessor. Your disclosure related to the transfer of accounts receivable appears to be inconsistent with disclosure provided elsewhere in your filing which states $127 million of accounts receivable will be transferred to Sprague Project Rose 2011 LLC. Please revise your disclosure to clarify what will be transferred and what will not be part of your ongoing operations. Please ensure your description of the formation transactions is consistent throughout your filing.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Bob Carroll, Staff Accountant, at (202) 551-3362 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Adorys Velazquez
        Vinson & Elkins LLP